SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. )*

URON INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

917276 20 6
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917276 20 6	13G	Page 2 of 5 Pages

1. Names of Reporting Persons.

LANTERN ADVISERS LLC

2. Check the Appropriate Box if a Member of a Group

    (a) ☐

    (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization
    Minnesota

Number of	5. Sole Voting Power
Shares	713,309
Beneficially
owned by
each	6. Shared Voting Power
reporting	0
person with

7. Sole Dispositive Power
713,309

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    713,309 shares

10.Check Box if the Aggregate amount in Row (9) Excludes Certain Shares*

____________

11.Percent of Class Represented by Amount in Row (9)
     8.6%

12.Type of Reporting Person (see instructions)
      OO (Limited liability company)

CUSIP No. 917276 20 6	13G	Page 3 of 7 Pages

1. Names of Reporting Persons.

Joseph A. Geraci II

2. Check the Appropriate Box if a Member of a Group

    (a) ☐

    (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization
     USA

Number of	5. Sole Voting Power
Shares	0
Beneficially
owned by
each	6. Shared Voting Power
reporting	713,309
person with

7. Sole Dispositive Power
0

8. Shared Dispositive Power
713,309

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    713,309 shares

10.Check Box if the Aggregate amount in Row (9) Excludes Certain Shares*

__________

11.Percent of Class Represented by Amount in Row (9)
   8.6%

12.Type of Reporting Person (see instructions)
   IN

CUSIP No. 917276 20 6	13G	Page 4 of 7 Pages

1. Names of Reporting Persons.

Douglas M. Polinsky

2. Check the Appropriate Box if a Member of a Group

    (a) ☐

    (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization
    USA

Number of	5. Sole Voting Power
Shares	0
Beneficially
owned by
each	6. Shared Voting Power
reporting	713,309
person with

7. Sole Dispositive Power
0

8. Shared Dispositive Power
713,309

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    713,309 shares

10.Check Box if the Aggregate amount in Row (9) Excludes Certain Shares*

_____________
11.Percent of Class Represented by Amount in Row (9)
   8.6%

12.Type of Reporting Person (see instructions)
   IN

Item 1.

(a)	Name of Issuer:
URON Inc.

(b)	Address of Issuer's Principal Executive Offices:
2201 West Broadway, Council Bluffs, IA 51501

Item 2.

(a)	Name of Person Filing:
Lantern Advisers LLC, Joseph A. Geraci II and Douglas M. Polinsky

(b)	Address of Principal Business Office or, if none, residence:
The business address of Lantern and Mr. Geraci is c/o Isles
Capital LLC, 80 South 8th Street, Suite 900, Minneapolis, Minnesota 55402. Mr. Polinsky's address is c/o Great North Capital Corp., 130 Lake Street West, Suite 300, Wayzata, Minnesota 55391.

(c)	Citizenship:
Lantern Advisers LLC is a Minnesota limited liability company Mr. Geraci and Mr. Polinsky are a US citizens.

(d)	Title of Class of Securities:
Common Stock, no par value

(e)	CUSIP Number:
917276 20 6

Item 3.If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act. (15 U.S.C. 80a-8)

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 0a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

--------------------------------------------------------------------------------

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
713,309 shares

(b)	Percent of class:
8.6% (based on 8,299,528 shares outstanding, as reported by the Issuer in its Form 8-K dated January 7, 2008)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
713,309

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
713,309

(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2008	LANTERN ADVISERS LLC

By:/s/ Joseph A. Geraci, II
-------------------
Joseph A. Geraci, II
Its: Managing Member

By: /s/ Douglas M. Polinsky

Its: Managing Member

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